Exhibit 1

FOR IMMEDIATE RELEASE	6 May 2011

WPP plc (“WPP”)

Voting rights and Capital as at 6 May 2011

WPP confirms that its capital consists of 1,268,032,984 ordinary shares with voting rights.

WPP holds 2,637,066 of its ordinary shares in Treasury. Therefore, the total number of voting rights in WPP is 1,265,395,918 shares

The figure of 1,265,395,918 may be used by share owners as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in WPP, under the FSA’s Disclosure and Transparency Rules.

Contact:

Feona McEwan, WPP www.wpp.com	+44 (0)20 7408 2204